EXHIBIT 3.1
CERTIFICATE OF AMENDMENT TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF WASTE SERVICES, INC.
     Waste Services, Inc. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”) does hereby certify:
FIRST:     That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of the Corporation, declaring such amendment to be advisable and directing that such amendment be considered at the annual general meeting of the stockholders of the Corporation. The resolution setting forth the proposed amendment is as follows:
RESOLVED, that
1.     Section 4.01 of the Amended and Restated Certificate of Incorporation of the Corporation is deleted and replaced with the following:
Authorized Capital. The aggregate number of shares of stock which the Corporation shall have authority to issue is 171,666,666 shares, divided into two (2) classes consisting of 166,666,666 shares of Common Stock, par value $0.01 per share (the “Common Stock” ) and 5,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock” ).
2.     Section 4.02 of the Amended and Restated Certificate of Incorporation of the Corporation be amended by adding the following new subsection (d):
"(d) As of June 30, 2006 (the “Effective Date”) each three (3) shares of Common Stock, par value $0.01 per share issued and outstanding immediately prior to the Effective Date (the “Old Common Stock”), will be automatically combined into one (1) share of Common Stock, par value $0.01 per share. Any stock certificate that, immediately prior to the Effective Date, represented shares of the Old Common Stock will, from and after the Effective Date, automatically and without the necessity of surrendering the same for exchange, represent the number of whole             shares of Common Stock, par value $0.01 per share, as equals the quotient obtained by dividing the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Date by three (3). No fractional             shares shall be issued, and in lieu thereof, stockholders will be entitled, upon surrender to the transfer agent of certificates representing such shares, to receive a cash payment equal to the product obtained by multiplying the fraction of common stock by the average closing price per share of common stock (as adjusted for the reverse stock split) as quoted on the Nasdaq National Market in the five trading days immediately preceding the Effective Date.”
SECOND:     That thereafter, pursuant to the resolution of its Board of Directors, the annual general meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favour of the amendment.
THIRD:     That this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted by the stockholders in accordance with Section 242 of the General Corporation Law of the State of Delaware.
FOURTH:     That this Certificate of Amendment to the Amended and Restated Certificate of Incorporation shall be effective as of 12:01 a.m. (Eastern Time) on the Effective Date in accordance with the provisions of Section 103(d) of the General Corporation Law of the State of Delaware.
IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 26th day of June, 2006.

By:	/s/ Ivan R. Cairns
Authorized Officer Title: Executive Vice-President and Corporate Secretary
Name: Ivan R. Cairns